UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  VaxGen, Inc.
                                  ------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    922390208
                                    ---------
                                 (CUSIP Number)

                                Steven N. Bronson
                             BA Value Investors, LLC
                       1 North Federal Highway, Suite 201
                            Boca Raton, Florida 33432
                                 (561) 362-4199

                                 with a copy to

                              James Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 21, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]*


* ROI Capital Management, Inc., Mark T. Boyer and Mitchell J. Soboleski previously filed a statement on Schedule 13G with respect to shares that are the subject of this Schedule 13D

                                  SCHEDULE 13D
CUSIP No. 922390208
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         BA Value Investors, LLC IRS ID No. 35-2240946
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [X]
         (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                               AF, WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                            Florida
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                       1,822,000
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                          None
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                  1,822,000
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                     None
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  1,822,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            5.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                   OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 922390208
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Steven N. Bronson
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [X]
         (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                               PF, AF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                       1,822,000
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                          None
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                  1,822,000
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                     None
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  1,822,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            5.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 922390208
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         ROI Capital Management IRS ID No. 68-0269547
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [X]
         (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                         California
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                       2,389,600
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                          None
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                  2,389,600
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                     None
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  2,389,600
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            7.2 %
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                   IA, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 922390208
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Mark T. Boyer
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [X]
         (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                               AF, WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                         340,010
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                     2,389,600
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                    340,010
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                2,389,600
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  2,729,610
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            8.2 %
--------------------------------------------------------------------------------
Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

                                 IN SCHEDULE 13D

CUSIP No. 922390208
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Mitchell J. Soboleski
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [X]
         (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   AF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                            None
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                     2,389,600
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                       None
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                2,389,600
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  2,389,600
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            7.2 %
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                   IN
--------------------------------------------------------------------------------

                                  Introduction
                                  ------------

     This Amendment No. 1 (the "Amendment") amends and restates the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 15, 2009 (the "Statement") by and on behalf of BA Values Investors, LLC and Steven N. Bronson with respect to the common stock, par value $0.01 per share, of VaxGen, Inc. In connection with the formation of the "VaxGen Full Value Committee," ROI Capital Management, Mark T. Boyer and Mitchell J. Soboleski, who previously reported their interests in VaxGen, Inc. on Schedule 13G, have joined with BA Value Investors and Mr. Bronson in filing this Amendment.

Item 1.  Security and Issuer

     This statement relates to the common stock, $0.01 par value ("Common Stock") of VaxGen, Inc. (the "Issuer"). The Issuer's principal executive office is located at 379 Oyster Point Boulevard, Suite 10, South San Francisco, California 94080. The Issuer has previously reported that as of April 30, 2009, the Issuer had 33,106,523 shares of Common Stock issued and outstanding.

Item 2.  Identity and Background

     (a), (b), and (c):

     This Schedule 13D is filed on behalf of BA Value Investors, LLC, Steven N. Bronson, ROI Capital Management, Inc., Mark T. Boyer and Mitchell J. Soboleski (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The Reporting Persons have formed the "VaxGen Full Value Committee", and may therefore be deemed to be a group for purposes of Regulation 13D.

     BA Value Investors is engaged in certain investment activities, including, but not limited to, the purchase of securities in entities which appear to be undervalued. Mr. Bronson is the sole member and manager of BA Value Investors. Mr. Bronson is also the president of Catalyst Financial LLC, a broker-dealer registered under the Securities Exchange Act of 1934.The business address of BA Value Investors, Mr. Bronson and Catalyst Financial is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     ROI Capital Management is an investment advisor registered under the Securities Exchange Act of 1934. ROI Capital Management is owned by Mr. Boyer and Mr. Soboleski. Mr. Boyer is president and a director of ROI Capital Management. Mr. Soboleski is secretary and a director of ROI Capital Management. The business address of each of ROI Capital Management, Mr. Boyer and Mr. Soboleski is 300 Drakes Landing Road, Suite 175, GreenBrae, California 94904.

     (d)-(e) During the last five years, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violation and similar misdemeanors) or was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each natural person identified in Item 2 is a citizen of the United States. BA Value Investors is a limited liability company organized under the laws of the State of Florida. ROI Capital Management is a corporation organized under the laws of the State of California.

Item 3.  Source and Amount of Funds or Other Consideration

     Of the shares owned by BA Value Investors, 1,660,000 were acquired by Mr. Bronson and transferred by him to BA Value Investors. The total cost of the shares reported by BA Value Investors was $835,456. Such cost was funded out of Mr. Bronson's personal funds and the working capital of BA Value Investors.

     The total cost of the shares reported to be owned by ROI Capital Management was $1,805,306.12. Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total cost of shares reported to by owned by Mr. Boyer was $152,156.30. Such cost was funded out of Mr. Boyer's personal funds.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired the shares of Common Stock to which this statement relates for investment purposes.

     On June 12, 2009, Mr. Bronson, on behalf of BA Value Investors, LLC, sent a letter to the Board of Directors of the Issuer. In the letter, Mr. Bronson stated that the Company must act promptly to reduce the size of the board to three directors; reduce director compensation; change to a smaller audit firm; terminate the lease of its facilities; otherwise cut costs; make an immediate $10 million distribution to shareholders; make a subsequent distribution of substantially all the remaining cash after settling the lease termination; distribute any royalty income to shareholders; and explore ways to monetize the public company value of the Issuer and use of its net operating losses. A copy of the letter to the Issuer has been filed as Exhibit 1 to the Statement.

     On August 21, 2009, the Reporting Persons formed a committee called the "VaxGen Full Value Committee." The VaxGen Full Value Committee intends to conduct a proxy contest to replace the current Board of Directors at the next annual shareholders meeting with directors who will focus on the following objectives:

     1. Returning capital to the Issuer's shareholders, including an immediate distribution of $10,000,000 in cash;

     2. Terminating the Issuer's lease with its landlord, Oyster Point Tech Center, LLC, and settling with the landlord the obligations of the Issuer on the remaining lease payments;

     3. Exploring ways to monetize the Issuer as a "public shell," including the utilization of the Issuer's Substantial Net Operating Losses; and

     4. Protecting for the benefit of shareholders royalty payments receivable from the sale of the Issuer's intellectual property.

     Other than as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Persons have formed the VaxGen Full Value Committee and may be deemed to be acting together as a group.

     The Reporting Persons beneficially own an aggregate of 4,551,610 shares, representing approximately 13.7% of the shares of Common Stock presently outstanding.(1) BA Value Investors owns 1,822,000 shares or approximately 5.5% of the outstanding shares of Common Stock. ROI Capital Management owns 2,389,600 shares or approximately 7.2% of the outstanding shares of Common Stock. Mark Boyer owns 149,800 shares or approximately 1.0% of the outstanding shares of Common Stock.

----------
(1) Based upon 33,106,523 shares of Common Stock issued and outstanding as of July 31, 2009, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

     (b) BA Value Investors, ROI Capital Management and Mr. Boyer may be deemed to have sole voting and dispositive power over the shares of Common Stock owned by each of them. Mr. Bronson may be deemed to have sole voting and dispositive power over the shares of Common Stock owned by BA Value Investors. Mr. Boyer and Mr. Soboleski may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by ROI Capital Management.

     (c) None of the reporting persons have engaged in transactions in the securities of the issuer during the past sixty (60) days, except for-

     Shares of Common Stock acquired by BA Value Investors in the open market as follows:

-------------------------------------------------------------------------------
   Date        Number of Shares       Price Per Share           Total
-------------------------------------------------------------------------------
  7/7/09            12,000               $0.4475                $5,420
-------------------------------------------------------------------------------
  7/8/09            10,000               $0.4350                $4,400
-------------------------------------------------------------------------------

     Shares of Common Stock acquired by ROI Capital Management in the open market as follows:

-------------------------------------------------------------------------------
   Date        Number of Shares       Price Per Share           Total
-------------------------------------------------------------------------------
  7/13/09            4,500               $0.4999              $2,275.05
-------------------------------------------------------------------------------

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons have formed the VaxGen Full Value Committee. See item 4.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Copy of June 12, 2009 letter from BA Value Investors, Inc. to VaxGen, Inc. (Previously filed)

Exhibit 2 Joint Filing Agreement among BA Value Investors, LLC, Steven N. Bronson, ROI Capital Management, Inc., Mark. T. Boyer and Mitchell J. Soboleski

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2009
                                             BA Value Investors, LLC


                                             By: /s/ Steven N. Bronson
                                                 -------------------------------
                                                 Name:  Steven N. Bronson
                                                 Title:   Managing Member



                                                 /s/ Steven N. Bronson
                                                 -------------------------------
                                                 Steven N. Bronson



                                             ROI Capital Management, Inc.


                                             By: /s/ Mitchell J. Soboleski
                                                 -------------------------------
                                                 Name:  Mitchell J. Soboleski
                                                 Title:    Secretary



                                                 /s/ Mark T. Boyer
                                                 -------------------------------
                                                 Mark. T. Boyer



                                                 /s/ Mitchell J. Soboleski
                                                 -------------------------------
                                                 Mitchell J. Soboleski

                                                                       EXHIBIT 2

                            Agreement of Joint Filing

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Schedule 13D to which this Agreement is attached as an exhibit, and agree that such Schedule 13D, as so filed, is filed on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  August 27, 2009




                                             BA Value Investors, LLC


                                             By: /s/ Steven N. Bronson
                                                 -------------------------------
                                                 Name:  Steven N. Bronson
                                                 Title:   Managing Member



                                                 /s/ Steven N. Bronson
                                                 -------------------------------
                                                 Steven N. Bronson



                                             ROI Capital Management, Inc.


                                             By: /s/ Mitchell J. Soboleski
                                                 -------------------------------
                                                 Name:  Mitchell J. Soboleski
                                                 Title:    Secretary



                                                 /s/ Mark T. Boyer
                                                 -------------------------------
                                                 Mark. T. Boyer



                                                 /s/ Mitchell J. Soboleski
                                                 -------------------------------
                                                 Mitchell J. Soboleski